

The Shift Film
August 29 · 🌐

Whoa! $100k in interest in another round of crowdfunding already? You might be trying to tell us something...

And believe it: we're listening.

If you haven't expressed your interest yet, you can do so at angel.com/theshift Only takes a couple minutes.

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

The Shift

Movie | Offering: Reservation

120
BACKERS

$100,559
PLEDGED



theshiftfilm • Following   •••

theshiftfilm It's been an exciting few days as we've met with our partners at Angel Studios and the marketing team at Harmon Brothers to discuss all things The Shift and make big plans and plays for the future.

Did you know we are currently gauging interest in a third round of crowdfunding at angel.com/theshift ? It's true! Let us know that you'd like to invest and be the first to know if we open back up again.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

7w

30 likes

SEPTEMBER 1

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 **The Shift Film**
August 19 · 🌐

🎉🎉Last night we announced we are now gauging interest in a possible third round of crowdfunding at angel.com/theshift , AND we shared this INCREDIBLE art from the animatic (animated storyboard) we are putting together of an important sequence from the feature film.

If you missed your chance at investing, or would like to invest again, head on over to angel.com/theshift to express your interest in joining a third round so you can be one of the first to know when and if we open up investment again.

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





 **The Shift Film**
August 24 ·

😃NOW GAUGING INTEREST in another round of crowdfunding at
angel.com/theshift

After just 6 days of inviting you to express your interest in a third
opportunity to invest in THE SHIFT, we are blown away by the
response. 🤯🤯

(Really, we shouldn't be surprised--you sent us lots of messages in the
past few months asking for this very thing!)

If you'd like to let us know about your interest and be notified by
email when and if the opportunity becomes available again, just go to
angel.com/theshift . Only takes a couple minutes!

Legal makes us say this last part: (1) no money or other consideration
is being solicited, and if sent, will not be accepted; (2) no offer to buy
the securities can be accepted and no part of the purchase price can
be received until the offering statement is filed and only through an
intermediary's platform; (3) a prospective purchaser's indication of
interest is non-binding.

The Shift

Movie | Offering: Reservation

95
BACKERS

$84,209
PLEDGED

The Shift

Movie | Offering: Reservation

120
BACKERS

$100,559
PLEDGED

Previous Rounds:

1,656
BACKERS

$729,000
RAISED

 **Express Interest**

---

theshiftfilm • Following

theshiftfilm  Whoa! $100k in interest in another round of crowdfunding already? You might be trying to tell us us something...

And believe it: we're listening.

If you haven't expressed your interest yet, you can do so at angel.com/theshift Only takes a couple minutes.

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

8w

21 likes

AUGUST 29

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 **The Shift Film** was live.

August 18 · 🌐

Join us for updates, an announcement, and maybe even some surprises!



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